Organigram Receives Organic Certification for Recreational Cannabis

MONCTON, May 31, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (NASDAQ: OGI), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis, is pleased to announce its recreational cannabis plants and growing processes have been certified organic with Pro-Cert Organic Systems Ltd. (“Pro-Cert”).

Pro-Cert is one of North America’s foremost certification bodies and is accredited by IOAS to provide third party certification to the Canadian Organic Standards. As a licensed producer of medical and adult-use recreational cannabis, Organigram is one of the most experienced organic producers in the industry. Organigram has worked closely with Pro-Cert to achieve the certification.

“We know that there is a significant consumer demand for organic cannabis products,” says Greg Engel, CEO Organigram. “We have been proud to offer our medical customers access to organic strains and are excited to be able to expand our offering to adult recreational consumers who value organic options.”

The Pro-Cert certification fortifies Organigram’s organic strategy and product offering, complementing the Company’s existing organic certification with EcoCert, who currently certifies the organic process for its medical products. The Company has been successfully producing organic medical cannabis and the option has proven to be one of the Company’s most popular strains for medical patients.

The Pro-Cert certification also enables the Company to formalize its plans for the launch of ANKR Organics into the recreational marketplace, Organigram’s line of organic flower and organic edible extract oils.

“The ANKR brand reflects Organigram’s commitment to organic excellence, a responsiveness to the market and consumer preferences, and an understanding of the drivers of our future growth,” says Engel. “Organigram’s organic offering brings together the best of what we know about organic cultivation and product development and adds another high-quality offering to our product portfolio.”

ANKR is expected to launch in select Canadian markets later in 2019.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange and NASDAQ Global Select listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Examples of such statements include statements with respect to the edibles market, Organigram’s expected market position, consumer demand for products, timing for launch of product lines and brands. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including risks associated with new product categories, regulation and timing for implementation, and such risks as disclosed in the Company’s most recent annual information form and other Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:
Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca
(416) 704-9057

For Media enquiries, please contact:
Ray Gracewood
Senior Vice President, Marketing and Communications
rgracewood@organigram.ca
(506) 645-1653